Filed by The Procter & Gamble Company

Commission File No. 001-00434

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Procter & Gamble Company

Commission File No. 001-00434

FOR P&G INSIDE POSTING:

PROCTER & GAMBLE COMMENCES FOLGERS EXCHANGE OFFER

P&G announced today the start of the exchange offer associated with the previously announced merger of the Folgers coffee business with the J.M. Smucker Company. The exchange offer is designed to permit P&G shareholders to exchange their shares of P&G common stock for shares of Folgers common stock at a discount of 12 percent. Following the merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share. The following is selected Q&A you may find helpful. A copy of the complete press release also follows.

IMPORTANT NOTE: P&G cannot offer you investment advice. You are strongly encouraged to read the full prospectus dated October 8, 2008, available here, which includes a more extensive Q&A and other information about Smucker, Folgers, P&G and the exchange offer, very carefully.

Questions and Answers

Do I have to participate in the exchange offer?

No. You are not required to participate in the exchange offer. You may tender all, some or none of your shares of P&G common stock. If you want to retain your shares of P&G common stock, you do not need to take any action in connection with the exchange offer.

How do I decide whether to participate in the exchange offer?

Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Smucker (with the Coffee Business) and P&G (without the Coffee Business).

In addition, you should consider all of the factors described in “Risk Factors” beginning on page 35 of the prospectus, including the risks relating to an investment in Smucker common shares that have been incorporated by reference into the prospectus. None of P&G, Folgers or any of their respective directors or officers or the dealer manager makes any recommendation as to whether you should tender your shares of P&G common stock. You must make your own decision after carefully reading the prospectus and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read the prospectus very carefully.

How do I participate in the exchange offer?

The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of P&G common stock in certificated form, in book-entry form through the Direct Registration System (“DRS”) or the P&G Shareholder Investment Program (“SIP”), through a broker, dealer, commercial bank, trust company or similar institution or through a P&G benefit plan. For specific instructions about how to participate, see the section of the prospectus “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

How many shares of Folgers common stock will I receive for each share of P&G common stock that I tender?

The exchange offer is designed to permit you to exchange your shares of P&G common stock for shares of Folgers common stock at a discount of 12%. Stated another way, for each $1.00 of your shares of P&G common stock accepted in the exchange offer, you will receive approximately $1.14 of shares of Folgers common stock whereby the value of the shares of P&G common stock will be based on the Average P&G Stock Price and the value of the shares of Folgers common stock will be based on the Average Smucker Stock Price. Please note, however, that:

•

The number of shares you can receive is subject to an upper limit of 1.7213 shares of Folgers common stock for each share of P&G common stock accepted for exchange in the exchange offer. The next question and answer below describes how this limit may impact the value of shares of Folgers common stock you receive.

•	Because the exchange offer is subject to proration, P&G may accept for exchange only a portion of the shares of P&G common stock tendered by you.

Is there a limit on the number of shares of Folgers common stock I can receive for each share of P&G common stock that I tender?

The number of shares you can receive is subject to an upper limit of 1.7213 shares of Folgers common stock for each share of P&G common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $1.14 of shares of Folgers common stock for each $1.00 of shares of P&G common stock that you tender, and you could receive much less. For example, if the Average P&G Stock Price was $73.15 (the highest closing price for shares of P&G common stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the Average Smucker Stock Price was $37.58 (the lowest closing price for Smucker common shares on the NYSE during that three-month period, based on closing prices as adjusted for the Smucker Special Dividend for trading days prior to the ex-dividend date for that dividend), the value of shares of Folgers common stock, based on the Average Smucker Stock Price, received for shares of P&G common stock accepted for exchange would be approximately $0.88 for each $1.00 of shares of P&G common stock accepted for exchange.

The upper limit represents a 20% discount for shares of Folgers common stock based on the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on October 7, 2008 (the day before the commencement of the exchange offer). P&G set this upper limit to ensure that there would not be an unduly high number of shares of Folgers common stock being exchanged for each share of P&G common stock accepted in the exchange offer.

Who may participate in the exchange offer and will it be extended outside the United States?

Any U.S. holder of shares of P&G common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer. For any beneficial owners of shares of P&G common stock held in a P&G benefit plan, a fiduciary appointed under each of those plans will determine whether to exchange shares of P&G common stock held in each plan for the benefit of employees and former employees of P&G and their beneficiaries.

Although P&G has mailed the prospectus to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, the prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of P&G common stock or shares of Folgers common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. P&G has not taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Folgers common stock outside the United States. Therefore, the ability of any non-U.S. person to tender shares of P&G common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for P&G to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Folgers common stock (or Smucker common shares) that may apply in their home countries. P&G, Smucker, Folgers and the dealer manager cannot provide any assurance about whether such limitations may exist. See the section of the prospectus “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Can holders of P&G preferred stock participate in the exchange offer?

Only holders of shares of P&G common stock will be entitled to tender their shares of P&G common stock in the exchange offer. However, subject to the determination of the trustees of the P&G profit sharing plan to allow plan participants to participate in the exchange offer, if a holder of P&G preferred stock which is convertible into shares of P&G common stock desires to participate in the exchange offer, that person would need to convert his or her shares of P&G preferred stock into shares of P&G common stock in order to become a holder of shares of P&G common stock prior to the expiration of the exchange offer in order to be able to participate in the exchange offer.

Will holders of P&G stock options have the opportunity to exchange their P&G stock options for Folgers stock options in the exchange offer?

No. However, holders of vested and unexercised P&G stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of P&G common stock received upon exercise in the exchange offer. An exercise of a P&G stock option can not be revoked for any reason, including if shares of P&G common stock received upon exercise are tendered and not accepted for exchange in the exchange offer.

How long will the exchange offer be open?

The period during which you are permitted to tender your shares of P&G common stock in the exchange offer will expire at 12:00 midnight, New York City time, on November 5, 2008, unless the exchange offer is extended or terminated.

Will I be able to sell my shares of Folgers common stock after the exchange offer is completed?

No. There currently is no trading market for shares of Folgers common stock and no such trading market will be established in the future. Immediately following the consummation of the exchange offer, a wholly owned subsidiary of Smucker will merge with and into Folgers and each share of Folgers common stock will automatically be converted into the right to receive one Smucker common share.

Will I receive delivery of shares of Folgers common stock?

No. Shares of Folgers common stock will not be transferred to you if you exchange any of your shares of P&G common stock for shares of Folgers common stock or if you are eligible to receive any Remaining Shares in a pro rata dividend, if any. The exchange agent will cause such shares of Folgers common stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. See the sections of the prospectus “The Exchange Offer—Terms of the Exchange Offer—Book-

Entry Accounts” and “The Exchange Offer—Dividend and Distribution of Any Shares of Folgers Common Stock Remaining after the Exchange Offer.” Pursuant to the Merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Smucker’s transfer agent will credit the Smucker common shares, into which the shares of Folgers common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received shares of Folgers common stock in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of Smucker common shares.

Will I be able to withdraw the shares of P&G common stock that I tender?

You have a right to withdraw all, some or none of your shares of P&G common stock you have tendered at any time before 12:00 midnight, New York City time, on the Expiration Date. See the section of the prospectus “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.” Given that the final exchange ratio used to determine the number of shares of Folgers common stock that you will receive for each share of P&G common stock accepted for exchange in the exchange offer will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, you will be able to withdraw shares of P&G common stock tendered for two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the exchange offer, you can re-tender shares of P&G common stock by following the exchange procedures again prior to expiration of the exchange offer.

If you are a registered holder of P&G common stock (which includes persons holding certificated shares and shares in book-entry form through the DRS or the SIP), you must provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under the section of the prospectus “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult with that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the Expiration Date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

What are the material U.S. federal income tax consequences to P&G and P&G shareholders resulting from the Distribution, the Merger and Related Transactions?

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the Distribution, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and that the Merger should not cause section 355(e) of the Code to apply to the Distribution. Accordingly, P&G and P&G shareholders generally should recognize no gain or loss with respect to the Distribution. It is a condition to the Distribution that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G, Folgers, Smucker and Merger Sub which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the Internal Revenue Service (“IRS”) or any court, and the IRS or a court may not agree with the opinion. Neither P&G nor Folgers is currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by special tax counsel in its opinion. You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Distribution.

If, notwithstanding the receipt of an opinion of special tax counsel, the Distribution was determined to be a taxable transaction, each P&G shareholder who receives shares of Folgers common stock in the Distribution would generally be treated as recognizing taxable gain equal to the difference between the fair market value of the shares of Folgers common stock received by the shareholder and its tax basis in the shares of P&G common stock exchanged therefor and/or receiving a taxable distribution equal to the fair market value of the shares of Folgers common stock received by the shareholder. P&G would generally recognize taxable gain equal to the excess of the fair market value of the shares of Folgers common stock distributed by P&G in the Distribution over P&G’s tax basis in such stock.

The completion of the Merger is conditioned on the receipt by Smucker and P&G of tax opinions from their respective special tax counsel, Weil, Gotshal & Manges LLP and Cadwalader, Wickersham & Taft LLP, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of section 368(a) of the Code. Accordingly, P&G shareholders who exchange their shares of Folgers common stock received in the Distribution for Smucker common shares generally will, for U.S. federal income tax purposes, recognize no gain or loss in the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Smucker common stock. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Merger in the manner contemplated by the Transaction Agreement, and representations and covenants made by Smucker and P&G, including those contained in representation letters of officers of Smucker and P&G. If any of those representations, covenants or assumptions is inaccurate, the opinions may not be relied upon, and the U.S. federal income tax consequences of the Merger could differ from those discussed here. In addition, these opinions are not binding on the IRS or a court, and none of Smucker, Folgers or P&G intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

For further information concerning the U.S. federal income tax consequences of the Transactions, see the section of the prospectus “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions.”

Why has P&G decided to separate Folgers from P&G?

P&G periodically evaluates its portfolio of businesses to assess the fit of each business within P&G. On January 31, 2008, P&G announced that it intended to pursue a tax-free spin- or split-off of Folgers. In March 2008, P&G filed documents with the SEC relating to the proposed separation. For a discussion of the background of the Transactions, see the section of the prospectus “The Transactions—Background of the Transactions.”

The principal factors considered by P&G in making the determination to effect the Folgers’ separation by a spin- or split-off were:

•	the relative sales, earnings and cash flow growth rates of Folgers and P&G’s other businesses;

•	the dilutive effect of the separation on P&G’s future earnings per share;

•	the tax effects of the separation on P&G and its shareholders; and

•

the ability of P&G and Folgers to concentrate on the expansion and growth of their respective businesses following the separation, allowing each to pursue the development strategies most appropriate to its respective operations.

Why did P&G decide not to separate Folgers into a standalone public company and instead engage in the Transactions with Smucker?

P&G decided to pursue the Transactions with Smucker rather than a standalone spin- or split-off transaction because it determined that the expected value to P&G and its shareholders from pursuing the Transactions was greater than the value to P&G and its shareholders of a standalone spin- or split-off of Folgers. The principal factors considered by P&G in reaching this decision, in addition to the factors noted above, were:

•	Smucker’s business and prospects, both on a standalone basis and giving effect to the proposed acquisition of Folgers;

•

that because the merger consideration is payable in the form of Smucker common stock, P&G shareholders will have the opportunity to participate in Smucker’s and Folgers’ businesses in the Transactions; and

•	the expected timing and ability to effectively execute the Transactions.

In addition, P&G considered the proposed treatment of Folgers’ employees in the Transaction and their prospects in a combined Smucker-Folgers company.

The principal countervailing factors considered by P&G in its deliberations concerning the Transactions were:

•	the fact that the Smucker transaction necessarily involved another party and therefore presented execution risks that would not be present in a single party transaction like a spin- or split-off;

•	the potential adverse effect on the senior management of Folgers resulting from the change in expectation that they would be managing a free-standing public company;

•

the Transaction Agreement includes a number of conditions to the closing of the Transactions, including the absence of a material adverse change in Smucker’s and Folgers’ businesses, that would not have been applicable to a spin- or split-off; and

•	risks relating to integrating the Folgers business with Smucker’s current operations and the potential effects on the value of the Smucker’s common stock to be received in the Merger

After consideration of the above factors and based on information furnished by Smucker to P&G, particularly in respect of Smucker’s results of operations and prospects on a standalone basis and synergies Smucker expected to realize in the Transactions, and the terms of the Transaction Agreement as finally negotiated by P&G, P&G concluded that the expected value to P&G and its shareholders from pursuing the Transactions was greater than the value to P&G and its shareholders of a standalone spin- or split-off of Folgers. See the section of the prospectus “The Transactions.”

Are there risks associated with the Transactions?

Yes. You should consider all of the information included or incorporated by reference in the prospectus, including the factors described under the heading “Risk Factors.” You are strongly encouraged to read this entire prospectus very carefully. The risks include, among others, the possibility that Smucker may fail to realize the anticipated benefits of the acquisition, the uncertainty that Smucker will be able to integrate the Coffee Business successfully and the possibility that Smucker may be unable to provide benefits and services or access to equivalent financial strength and resources to the Coffee Business that historically have been provided by P&G.

Where can I find more information about P&G, Folgers, Smucker and the Transactions?

You can find out more information about P&G, Folgers, Smucker and the Transactions by reading the prospectus and, with respect to P&G and Smucker, from various sources described in the section of the prospectus “Where You Can Find More Information; Incorporation by Reference.”

Whom should I call if I have questions about the Transactions or the exchange offer?

To find out more information about the Transactions or the exchange offer, or to request additional copies of the prospectus or other documents relating to the Transactions or the exchange offer without charge, please call D. F. King & Co., Inc., information agent, at (800) 659-6590 (toll-free in the U.S.) or at (212) 269-5550 (call collect). You can also write to D. F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005.

When will the Transactions be completed?

The Transactions are expected to be completed as soon as practicable after consummation of the exchange offer.

ADDITIONAL INFORMATION

Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the shares of Folgers common stock and Smucker common shares to be issued to P&G shareholders in connection with the Folgers transaction. Smucker has also filed a definitive proxy statement with the SEC that has been sent to the shareholders of Smucker. In connection with the exchange offer for the shares of common stock of Folgers, P&G filed on October 8, 2008 a tender offer statement with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents, because they contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus, tender offer statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253, or from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on August 28, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on August 29, 2008.